FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

UEFA Champions League

returns to DIGITAL+

DIGITAL+ will get in Spain the excusive coverage of the competition from August 2012

The agreement signed this Friday between UEFA and DIGITAL+ reserves the TV platform the exclusives rights to broadcast the competition during three seasons, starting August 2012. DIGITAL+ will be the place to watch all the matches but one, witch UEFA reserves to another broadcaster in open TV.

For the first time in history of soccer, Spanish fans will be able to watch all the UEFA Champions League in multiples full HD channels. DIGITAL+ will also offer their clients the possibility to enjoy the 3D experience. The new technology of the iplus device will also allow them to have whole control over the images.

DIGITAL+ will also have the exclusives rights to broadcast the UEFA Supercup during the same period of three years.

This agreement reinforces the leadership of DIGITAL+ in the Spanish market of paid television. The platform is, once again, the best place to enjoy the greatest entertainment events. DIGITAL+ accomplishes the goal to get the best contents with the best quality to achieve the best TV.

Madrid, February 4, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

February 4, 2011                                                         By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors